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Filed by Allied Motion Technologies Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Owosso Corporation
Subject Company's Exchange Act File No.: 0-25066

Allied Motion Technologies, Inc. 23 Inverness Way East, Ste 150 Englewood, Colorado 80112 Phone: 303 799-8520 Fax: 303 799-8521

PRESS RELEASE

FOR IMMEDIATE RELEASE	Release: May 10, 2004 Contact: Richard Smith or Sue Chiarmonte Stock Symbol: AMOT (NASDAQ-Small Cap Market)

ALLIED MOTION TECHNOLOGIES COMPLETES MERGER WITH
OWOSSO CORPORATION

DENVER, COLORADO—Allied Motion Technologies Inc. (NASDAQ: AMOT) announced today the consummation of the merger of Owosso Corporation (OTCBB: OWOS.OB) with a wholly owned subsidiary of Allied Motion Technologies pursuant to the terms of the Agreement and Plan of Merger dated February 10, 2004.

        Stature Electric, Inc., Owosso's sole operating subsidiary, is located in Watertown, New York. Stature manufactures fractional and integral horsepower motors, gear motors, and motor part sets. Significant markets for Stature include medical/healthcare, non-automotive transportation, industrial automation, material handling, and manufacturing machinery. Stature's products are primarily sold to original equipment manufacturers throughout North America and in Europe.

        Pursuant to the merger, holders of Owosso Common Stock will receive 0.068 of a share of Allied Common Stock for each share of Owosso Common Stock. Holders of Owosso Preferred Stock will receive (i) cash in the amount of $0.9333 per share, (ii) 0.127 of a share of Allied Common Stock, and (iii) a warrant to purchase 0.28 shares of Allied Common Stock. Allied will issue approximately 532,200 shares of its common stock in connection with the merger.

        Allied's Exchange Agent, American Stock Transfer and Trust Company, will distribute a Letter of Transmittal with instructions on how the holders of Owosso's Common and Preferred Stock may exchange their shares. Owosso shareholders must complete the Letter of Transmittal and mail or hand deliver it, with any other required documents to the Exchange Agent at the locations specified in the Letter of Transmittal.

        Stockholders are urged to carefully read, complete and return the Letter of Transmittal so that they may promptly receive their Allied Motion shares.

        Owosso Corporation Common Stock ceased to trade on the OTC Bulletin Board effective the close of business May 10, 2004. Common Stock certificates of Owosso Corporation now represent only the right to receive 0.068 of a share of Allied Motion Common Stock. Questions regarding how to surrender stock certificate(s), or to request additional copies of the Letter of Transmittal, should be addressed to the Exchange Agent at 718-921-8200 or toll free at 800-937-5449.

        Headquartered in Denver, Colorado, Allied Motion designs, manufactures and sells motion control products into applications that serve many industry sectors. Allied Motion is a leading supplier of precision and specialty motion control components and systems to a broad spectrum of customers throughout the world.

Additional Information And Where To Find It

        Allied Motion Technologies Inc. has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction. Investors and security holders are urged to read this filing because it contains important information about the merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by contacting Allied Motion Technologies at 23 Inverness Way East, Suite 150, Englewood, Colorado 80112, telephone: 303-799-8520, attention: Secretary.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward Looking Statements

        Statements about future expectations in this press release, other than historical facts, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

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ALLIED MOTION TECHNOLOGIES COMPLETES MERGER WITH OWOSSO CORPORATION